

May 30, 2013

Via Email
Mr. Christopher Holland
Senior Vice President and Chief Financial Officer
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974

>   **Re: C. R. Bard, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed February 20, 2013**
>   **File No. 001-06926**

Dear Mr. Holland:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page II-9

1.   We see that cash and cash equivalents held by your foreign subsidiaries was $786 million and $586 million at December 31, 2012 and 2011, respectively, which represents approximately 88% and 98% of your total cash at each period that you indicate you plan to reinvest outside the U.S. indefinitely. However, we note from page II-58 that the majority of your net sales and long-lived assets are in the U.S. Please tell us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were

to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Item 9A. Controls and Procedures, page II-60

2.   We note your disclosure that your management evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures as of December 31, 2011. Please confirm to us that your management also evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures as of December 31, 2012 in order to reach their conclusion that based upon that evaluation the CEO and CFO concluded that disclosure controls and procedures were effective as of December 31, 2012.

Form 10-Q for the period ended March 31, 2013

3.   We note your disclosure on page 13 that you recorded receivables from insurance companies for product liability matters amounting to $22.5 million and $45.6 million at March 31, 2013 and December 31, 2012, respectively, of which approximately $12.5 million, at March 31, 2013, is the subject of a dispute with one of your excess insurance carriers. We also note that the decrease in your receivables during the period is the result of your $25 million write-down of the receivables as a result of the opinion of an arbitration panel that denied your claim for insurance coverage with excess insurance carriers related to your Hernia Product Claims. Please respond to the following:
   a. Please tell us when you expect to receive the $22.5 million insurance receivable that you have recorded as of March 31, 2013.
   b. Please describe to us the nature of the dispute with your excess insurance carriers and tell us if you are in litigation regarding the amounts recorded as receivables as of March 31, 2013.
   c. Please tell us how you determined that collection of these payments is probable, as you disclose, and are appropriately recorded as receivables, in light of the disputes. Please cite the applicable GAAP literature upon which you based your accounting. As part of your response, please tell us how you considered the arbitrator's decision related to the Hernia cases and how that relates, or does not relate, to the Women's Health Product Claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606, or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief